Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following press release was jointly issued by Contura Energy, Inc., ANR, Inc. and Alpha Natural Resources Holdings, Inc. on April 30, 2018.

FOR IMMEDIATE RELEASE

Contura Energy and Alpha Natural Resources Announce

Definitive Merger Agreement

Combined company expected to be the largest metallurgical coal supplier in the U.S.

BRISTOL, Tenn., April 30, 2018 – Contura Energy, Inc. (“Contura”), along with ANR, Inc. and Alpha Natural Resources Holdings, Inc. (together, “Alpha”), today announced that the companies have entered into a definitive merger agreement providing for an all-stock transaction to create a premier U.S. metallurgical coal platform and cost-competitive thermal coal portfolio. The transaction, which has been unanimously approved by the boards of directors of all parties, is expected to close in the third quarter of 2018, subject to Alpha shareholder approval and the satisfaction of other customary conditions.

Under the terms of the agreement, Alpha shareholders will receive 0.4071 Contura common shares for each ANR, Inc. Class C-1 share and each Alpha Natural Resources Holdings, Inc. common share they own, representing approximately 46.5% ownership in the merged entity. In connection with the transaction, Contura is also expected to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission and list its common stock on the New York Stock Exchange. Contura shares currently trade on the OTC Market.

The resulting combination is expected to enhance competitive positioning and generate meaningful cost synergies in the range of $30 million to $50 million annually, including through coal blending optimization as well as purchasing, operating, administrative, and capital allocation efficiencies.

The combined entity will retain the Contura Energy name and be led by Contura’s existing management team, with Kevin Crutchfield continuing as chief executive officer. Alpha’s chairman and chief executive officer, David Stetson, will resign his role and transition to the Contura board. Immediately after closing, the Contura board will be composed of the five existing Contura directors as well as the following four individuals who currently serve on Alpha’s board: David Stetson, Daniel Geiger, John Lushefski, and Harvey Tepner.

“While this transaction would probably not have been possible even a year ago, resurgent global coal markets, a tightened production profile by way of recent asset divestments made independently by both Alpha and Contura, and resulting potential cost synergies together provide an exciting opportunity for value creation through combining our respective operational portfolios,” said Mr. Crutchfield. “The Contura team is excited to join forces with Alpha’s set of highly competitive coal operations and unify some of the best coal miners in the world under one organization.”

“We believe this transaction makes great strategic sense that benefits our long-term stakeholders,” added Mr. Stetson. “The combined organization will have a stronger balance sheet, greater capabilities and a longer reserve life. More importantly, the merger will align two companies that share a steadfast commitment to safety and Running Right.”

Formed by a group of Alpha’s former first lien lenders, Contura launched in July 2016 with an initial acquisition of certain coal assets from Alpha Natural Resources, Inc., concurrent with Alpha’s emergence from its Chapter 11 reorganization process and as confirmed by the U.S. Bankruptcy Court for the Eastern District of Virginia. Contura and Alpha have since operated independently, though Contura has purchased and resold to overseas customers a portion of Alpha’s produced metallurgical coal tonnage.

Since its launch, Contura has taken a number of actions to strengthen its balance sheet, including refinancing its debt, growing its Trading and Logistics platform, and divesting its two Powder River Basin thermal mines in December 2017. Since its emergence from bankruptcy, Alpha too has taken steps to both streamline its capital structure and divest certain higher-cost, active and idle operations through targeted asset divestments.

“This transaction will leverage the prior transformative work accomplished by both Contura and Alpha management teams to materially improve each entity’s operational, financial and risk profiles,” said Contura board chairman Neale Trangucci. “Achieving such a turnaround in less than 2 years is no small task. Our board is proud of and appreciates the diligent work of employees and management of both organizations, and we are very excited about the future of the new combined company.”

Post-merger, Contura’s assets will primarily be comprised of a diversified production profile of high-quality, metallurgical and thermal coal mines in Central Appalachia, its highly efficient longwall thermal coal mine in Northern Appalachia, one of the largest met coal reserves in the U.S. allowing for near-term organic growth opportunities, and industry-leading export capacity through its 65 percent ownership interest in the world-class Dominion Terminal Associates (DTA) coal export facility located in Newport News, Virginia. On a pro-forma basis for the full-year 2017, the combined entity sold approximately 12.6 million tons of metallurgical coal and 13.8 million tons of thermal coal, excluding sales from divested assets.

Contura is being advised by Ducera LLC, Davis Polk & Wardwell LLP, and Jefferies LLC. Alpha is being advised by Moelis & Company LLC and Katten Muchin Rosenman LLP.

ADDITIONAL INFORMATION

For additional information regarding the transaction, see the presentation titled “Contura + Alpha: Transformative Combination” at www.conturaenergy.com/financials.

ABOUT CONTURA ENERGY

Contura Energy is a private, Tennessee-based coal supplier with affiliate mining operations across major coal basins in Pennsylvania, Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, Contura Energy reliably supplies both metallurgical coal to produce steel and thermal coal to generate power. For more information, visit www.conturaenergy.com.

ABOUT ALPHA NATURAL RESOURCES

Alpha Natural Resources has affiliate mining operations in seven counties in West Virginia, and supplies metallurgical coal to the steel industry and thermal coal to generate power. Alpha has offices in Bristol, Tennessee, and Julian, West Virginia, which support approximately 20 active mining operations. Alpha is committed to being a leader in mine safety and an environmental steward in the communities where its affiliates operate. For more information, visit Alpha’s website (www.alphanr.com).

ADDITIONAL INFORMATION FOR INVESTORS

This communication is being made in respect of the proposed transaction involving Contura Energy, Inc. (“Contura”), Alpha Natural Resources Holdings, Inc. (“Holdings”) and ANR, Inc. (“ANR” and together with Holdings, “Alpha”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http://www.conturaenergy.com. Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http://www.alphanr.com.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements are based on Contura’s and Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s and Alpha’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura or Alpha to predict these events or how they may affect Contura or Alpha. Except as required by law, neither Contura nor Alpha has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Contura’s and/or Alpha’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control; (c) significant competition, as well as changes in foreign markets or economics; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (f)  the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (h) the risk that integration of Alpha’s operations with those of Contura will be materially delayed or will be more costly or difficult than expected; (i) the failure of the proposed transaction to close for any other reason; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (k) dilution caused by Contura’s issuance of additional shares of its common stock in connection with the transaction; (l) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (m) the diversion of management time on transaction related issues.

CONTURA INVESTOR CONTACT

investorrelations@conturaenergy.com

Alex Rotonen, CFA
423.573.0396

CONTURA MEDIA CONTACTS
corporatecommunications@conturaenergy.com

Rick Axthelm
423.573.0304

Emily O’Quinn
423.573.0369

ALPHA MEDIA CONTACT

shawkins@alphanr.com

Steve Hawkins

423.574.5023

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